EXHIBIT A
                                                                       ---------

                           [CITY OF LONDON LETTERHEAD]



                                                        November 12, 2004


Mr. ___________ Member of the Board of Directors, The Korea Fund, Inc. c/o Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, NY 10154


Dear Mr. _______________:

         At the Fund's 2004 Annual Meeting of Stockholders (the "Meeting"), Messrs. Julian Reid and Chris Russell were overwhelmingly elected to the Fund's Board of Directors (the "Board"). Messrs. Reid and Russell, who are affiliated neither with us nor with Deutsche Investment Management Americas Inc. ("DeIM"), the Fund's investment manager, each received approximately three times the number of votes that were cast in favor of the Board's nominees. We believe that the magnitude of the Stockholders' response to our proxy campaign leaves no doubt as to what we and a significant majority of the other Stockholders who voted at the Meeting expect from the Board. Nevertheless, in order to avoid any possible misunderstanding as to these expectations, we are writing to set forth the minimum steps we believe the Board now should take in order to satisfy its obligations to the Fund and its Stockholders.

1.       Managing the Discount to Net Asset Value
         ----------------------------------------

         We believe that managing the discount to net asset value ("NAV") at which shares of closed-end funds frequently trade is one of the primary responsibilities of fund directors. When shares trade at a significant discount over a lengthy period, a board should take meaningful actions to address the problem. We believe that the Board has utterly failed to discharge its obligations to the Stockholders in this regard. The Board has acted only reluctantly, and the measures it has taken that were purportedly designed to address the discount have been ineffectual at best. The only period during which the discount remained below 10% on a consistent basis was the period immediately following our filing of preliminary proxy materials. The discount recently has been in excess of 10%, a level which is unacceptable to us and, we believe to many of the other Stockholders.

         Moreover, the most recent steps taken by the Board fall far short of what is required. The Board has announced its approval of two additional tender offers, one in the first quarter of 2005 and one in the first quarter of 2006. Each of the proposed tender offers would be for 10% of the outstanding Shares at a price equal to 95% of NAV and would be made only if the Shares have traded at an average weekly discount from NAV greater than 15% during the 13-week measuring period ending the preceding December 31. We believe that the Board's proposed tender offers,
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Members of the Board of Directors
November 12, 2004
Page 2

even if made, would fall far short of meeting the desire of many Stockholders to sell their Shares for cash at or near NAV. We further believe that a 15% trigger is totally inappropriate and that an in-kind offer, which the Board has retained the option to make, is not in the best interest of all of the Stockholders.

         We have publicly urged the Board to implement a cash tender offer for 50% of the Fund's outstanding shares at not less than NAV (less transaction fees and expenses). The Fund's largest Stockholder, the President and Fellows of Harvard College, has separately recommended to the Board that the Fund conduct a tender offer for 50% of the Fund's shares. In its proxy materials, the Board attempted to persuade the Stockholders that a 50% tender offer would cause great damage to the Fund and the Stockholders. We never believed the Fund's arguments and it appears to be clear that the other Stockholders didn't either. The Board should not delay any longer and should promptly take the steps necessary to commence a 50% cash tender at NAV at the earliest practical time. Even after consummation of the tender, the Board should, in our opinion, continue carefully to monitor the discount to ensure that it stays within parameters that are acceptable to the majority of the Stockholders.

2.       Corporate Governance
         --------------------

         We believe that the Board should conduct itself in accordance with the highest standards of good corporate governance. For the reasons set forth below, we believe that the actions of the Board to date fall far short of this standard.

         (a)   Directors should be Free of All Ties to DeIM
               --------------------------------------------

         We believe that DeIM has always exercised undue influence on the Board. Messrs. Reid and Russell have no ties to DeIM. We note that the Fund has publicly announced that Mr. Robert J. Callander, the Board's current chairman, and Mr. William H. Leurs, will be retiring in April 2005. We strongly urge the Board to select replacements for the retiring Directors and to appoint a new chairperson who are free from all ties to DeIM.

         (b)   The ING Barings Proposal
               ------------------------

         We believe that the Board's response to a recent approach on behalf of a potential alternative to DeIM as investment manager demonstrates the potential for conflict of interest inherent in the current composition of the Board and confirms the need for a Board that is free of ties to DeIM. We are hopeful that the addition to the Board of the two truly independent directors will ameliorate this problem. In the weeks prior to the Meeting, the Board received a request from ING Barings ("Barings") to discuss a proposal involving a potential new manager. We urged the Board to meet with Barings, as did Harvard, the Fund's largest Stockholder. Nevertheless, the Board refused to meet with Barings to even consider its proposal. We do not believe a truly independent Board would have conducted itself in this manner. In a letter to the Stockholders on September 28, 2004 (the "September Letter"), during the pendency of the proxy contest, the Board attempted to justify its refusal to meet by claiming that it deemed the Barings inquiry to be "vague" and that Barings acknowledged it had no authority to speak for the investment manager and merely wished to act as a "matchmaker." We do not believe the Board's purported explanation offers any reasonable basis for its refusal to meet with Barings.
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Members of the Board of Directors
November 12, 2004
Page 3
         Barings wrote to the Board prior to the conclusion of the proxy contest, in a letter that, to the best of our knowledge, the Board has never made public. In its letter, Barings takes issue with the explanation contained in the September Letter and objects to the September Letter because Barings believes it gives a misleading impression to Stockholders. In particular, Barings denies that it disclaimed authority to speak for the prospective investment manager noting that "we were seeking to meet with the Board with the full authority and knowledge of the prospective investment manager with whom we have been working." Furthermore, Barings confirms that it was fully prepared to disclose the details of the proposal once an in-person meeting was arranged. The Barings letter states that the proposal "would have been concrete and would have contained full details as to investment management capabilities of the prospective manager and their Korean record, which we believe to be demonstrably more impressive than those of the Fund's incumbent manager." It is bad enough that the Board failed to pursue Barings' initial approach. It becomes even harder to understand the Board's refusal to meet and consider the Barings' proposal after the Board received Barings' corrective correspondence. The Board should promptly contact Barings, if it has not already done so, and invite Barings to present, in person, its proposal. We believe it is imperative that the Board carefully explore all credible alternatives before selecting an investment manager for the Fund and that all aspects of the Fund's relationships with its investment manager, including the fees to be paid to the manager, be reevaluated.

         (c)   Improving Communication with the Stockholders
               ---------------------------------------------

         The Board consistently has failed to initiate any dialogue with the Stockholders. When City of London, the Fund's second largest holder, sought a meeting with the "independent directors" it was, inexplicably, rebuffed. This approach to Stockholder relations should be discontinued immediately. We believe that the resounding defeat suffered by the Board's nominees at the Meeting demonstrates that the Board is out of touch with the aspirations and expectations of the Stockholders. The Board should adopt a policy designed to encourage communications with the Stockholders and should actively solicit the views of Stockholders on matters of importance to the Fund and its owners.

         (d)   Repealing the 1996 By-Law Amendment
               -----------------------------------

         We believe the Board's refusal to repeal the undemocratic by-law amendment adopted in 1996 is further evidence that the Board prefers to insulate itself from the Stockholders. The amendment increased from 25% to 50% the percentage of shares required to call a special meeting of Stockholders. The Board's chairman has defended the amendment, in another context, by asserting that it protects the Fund from incurring the costs of Stockholder meetings unless the holders of at least 50% of the Fund's shares are in favor of calling a meeting. We believe that the Board should facilitate the Stockholders' right to be heard, not diminish it. The cost of a special meeting is a small price to pay for enhancing the ability of Stockholders to exercise their franchise, particularly when weighed against the approximately $10 million in fees paid annually to DeIM. We believe the by-law amendment should promptly be repealed. A 25% requirement is adequate to ensure that the right to call Stockholders' meetings will not be abused while, at the same time, it will remove the unfortunate impediment to Stockholder democracy that the Board has allowed to remain in place.
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Members of the Board of Directors
November 12, 2004
Page 4

         (e)   Expenses of the Proxy Contest
               -----------------------------

         We bore all of our considerable costs and expenses, including counsel fees, in the recent proxy contest. Consequently, these costs and expenses were not charged to the Fund and had no impact on NAV. It appears that all of the corresponding costs and expenses incurred by the Fund in the Board's sweeping attempt to oppose and attempt to discredit Messrs. Reid and Russell will be borne by the Fund and will negatively impact the value of the Fund's shares. There may be specific circumstances where the type of vigorous and expensive effort mounted by the Board in the proxy contest is required in order to protect the Fund from a real and serious threat. We question, however, whether such an effort was appropriate here, where the only thing proposed by us was the election of two highly qualified independent nominees. Perhaps it would have been a wiser course and would have better served the interests of the Stockholders merely to let the Stockholders vote on the nominees. It would have saved the Stockholders a considerable amount of money and the result would have been the same. We urge the Board to take this into account if confronted with similar circumstances in the future. Furthermore, we suggest that the Board consider seeking reimbursement from DeIM for all or a portion of the costs of the proxy contest, as it seems to us that the costs were incurred primarily to protect the interest of DeIM.

         The Board is constituted to serve the interests of all of the Stockholders. It is time for the Board to abandon the rhetoric it used throughout the proxy campaign and cease asserting that the interests of City of London are different from those of other Stockholders. The Stockholders have emphatically rejected this view through their overwhelming vote in support of our platform and the independent nominees, Messrs. Reid and Russell. We trust the Board now will hear the voices of the Stockholders, the Fund's true owners, and act quickly and decisively to implement the policies and procedures for discount management and corporate governance outlined above. We intend carefully to monitor the Board's progress over the next two months with respect to the foregoing. Depending upon our assessment of the Board's actions, we will consider nominating additional directors to the Board and making one or more proposals to the Stockholders, including a proposal to terminate the investment management contract with DeIM.

         We are prepared to discuss any aspects of the above with members of the Board and remain committed as a Stockholder to play our part in any discussions regarding the detailed achievement of satisfactory standards of corporate governance for the Fund.

                                  Very truly yours,



                                  Barry Olliff
                                  Director, City of London Investment Group PLC